December 5, 2012

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Borneo Resource Investments Ltd.
Amendment No. 5 to Form 10-12G
Filed  November 9, 2012
File No. 000-54707

Dear Mr. Reynolds:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated November 16, 2012 (the "Comment Letter"), to Borneo Resource Investments Ltd. (the “Company”), concerning the Amendment 5 to Form 10-12G filed by the Company with the Securities and Exchange Commission (“SEC”) on November 9, 2012.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.  On behalf of the Company, the following are our responses to the SEC’s comments:

Mining Concessions, page 3

1. We note that the company’s website at http://www.borneore.com/portfolio/ indicates the company is reviewing and has agreements to acquire 80% of PT Berkat Bumi Waigeo and 90% of PT Berkat Banua Masanggu. We also note your response to comment 1 in our letter dated November 6, 2012 that the noted agreements have expired and you have deleted the disclosure regarding those agreements from your Form 10 filing. Please explain the differences in the noted statements or revise as appropriate.

The website has been revised to remove disclosure associated with the acquisition of PT Berkat Bumi Waigeo PT Berkat Banua Masanggu.

Properties subject to Letters of Intent, page 19

2. We note your response to comment 1 and your disclosure regarding the Masanggu agreement. Please revise to delete the discussion of the Masanggu agreement in this section.

The Company deleted the discussion of the Masanggu agreement in this section

Exhibits

3. We note you are requesting confidential treatment for portions of Exhibit 10.9. We will be commenting on the confidential treatment application in a separate letter to the company, once the application is filed.

A revised confidential treatment request was sent to the SEC on December 5, 2012

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Sichenzia Ross Friedman Ference LLP at (212) 981-6767.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

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